FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 29 DATED FEBRUARY 10, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 29, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014, Supplement No. 26 dated January 15, 2015, Supplement No. 27 dated January 26, 2015 and Supplement No. 28 dated February 3, 2015. This Supplement No. 29 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27 and Supplement No. 28. This Supplement No. 29 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27 and Supplement No. 28. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 29 are to provide:

•	information regarding the acquisition of Harvest Plaza;
•	updated disclosure regarding the management of our advisor; and
•	updated information regarding the adverse business developments and conditions of the prior programs sponsored by our AR Capital sponsor.

Property Acquisition

Harvest Plaza

On February 9, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 75,866 rentable square feet located on approximately 7.99 acres of land in Akron, Ohio (“Harvest Plaza”) for approximately $8.0 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering. Harvest Plaza was purchased from Garrison Central Harvest Plaza LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Harvest Plaza was 100% leased to 6 tenants, including a Giant Eagle, which occupies 61,866 square feet at Harvest Plaza. Based on the current condition of Harvest Plaza, we not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Harvest Plaza is adequately insured.

Our Advisor

The following disclosure hereby replaces the first three paragraphs under the heading “Management — Our Advisor and Sub-advisor” beginning on page 94 of the Prospectus.

Our advisor is a limited liability company that was formed in the State of Delaware on July 9, 2013. Our advisor has no prior operating history and no prior experience managing a public company. Our advisor has contractual and fiduciary responsibilities to us and our stockholders.

The officers and key personnel of our advisor are as follows:

Name	Age	Positions
William M. Kahane	66	President, Chief Executive Officer, Treasurer and Secretary
Peter M. Budko	54	Executive Vice President and Chief Investment Officer
Nicholas Radesca	48	Executive Vice President and Chief Financial Officer

Adverse Business Developments and Conditions

The following disclosure supersedes and replaces the section of the Prospectus captioned “PRIOR PERFORMANCE SUMMARY — Programs of Our AR Capital Sponsor — Adverse Business Developments and Conditions” on page S-64 of Supplement No. 22 to the Prospectus.

The net losses incurred by the public and non-public programs are primarily attributable to non-cash items and acquisition expenses incurred for the purchases of properties, which are not ongoing expenses for the operation of the properties and do not impair the programs’ real estate assets. With respect to ARCT for the years ended December 31, 2012, 2011, 2010 and 2009, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held. With respect to ARCT III for the year ended December 31, 2012, 98% of the net losses were attributable to depreciation and amortization expenses; and for the year ended December 31, 2011, 95% of the net losses were attributable to acquisition and transaction related expenses. With respect to ARCT IV for the year ended December 31, 2013, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses; and for the year ended December 31, 2012, 91% of the net losses were attributable to acquisition and transaction related expenses. With respect to Phillips Edison Grocery Center REIT I, Inc. (referred to as “PE-ARC” elsewhere in this prospectus) for the years ended December 31, 2013 and 2012, the entire net loss was attributable to depreciation and amortization expenses; for the year ended December 31, 2011, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses; and for the year ended December 31, 2010, the net losses were primarily attributable to acquisition and transaction related expenses and general and administrative expenses. With respect to ARC HT for the years ended December 31, 2013 and 2012, the entire net loss was attributable to depreciation and amortization expenses and for the year ended December 31, 2011, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses. With respect to ARCT V for the year ended December 31, 2013, the entire net loss was attributable to acquisition and transaction related expenses. With respect to NYRT for the years ended December 31, 2013, 2012 and 2011, the net loss was attributable to depreciation and amortization expenses; and for the year ended December 31, 2010, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses.

As of December 31, 2013, our AR Capital sponsor’s public programs have purchased 4,121 properties. From 2008 to 2013, our AR Capital sponsor’s programs referenced above have experienced a non-renewal of 91 leases, 81 of which have been leased to new tenants. Additionally, during this time our AR Capital sponsor’s programs have experienced a renewal of 141 leases. Further, none of these programs have been subject to mortgage foreclosure or significant losses on the sales of properties during the same period of time.

As previously disclosed in Supplement No. 25 to the Prospectus, on October 29, 2014, ARCP, a publicly traded real estate investment trust that was previously sponsored by our AR Capital sponsor and is not affiliated with us, announced that its audit committee had concluded that previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. At that time ARCP also announced that ARCP’s chief financial officer, Brian Block, and its chief accounting officer had left the company. Mr. Block is one of the non-controlling owners of our AR Capital sponsor, but does not have a role in the management of our business or the business of our advisor.

On December 15, 2014, ARCP announced that its (i) chairman, Mr. Schorsch, (ii) chief executive officer, David Kay, and (iii) president and chief operating officer had each stepped down. On December 18, 2014, the former chief accounting officer of ARCP filed a defamation lawsuit against ARCP and Messrs. Schorsch and Kay, alleging, among other things, that Mr. Schorsch directed the former accounting officer to manipulate financial results. Mr. Schorsch has publicly denied the allegations and stated his intention to defend against the claims vigorously. Mr. Schorsch is the chief executive officer of our AR Capital sponsor.

Mr. Schorsch served as the chief executive officer of our advisor from July 2013 to December 2014. Mr. Block served as the chief financial officer and executive vice president of our advisor from July 2013 to April 2014. Our advisor has delegated its duties with respect to the day-to-day operation of our business to our sub-advisor. Pursuant to the sub-advisory agreement between our advisor and sub-advisor, the employees of our Phillips Edison sponsor exclusively provide to us services related to, among other things, property acquisitions, due diligence, financing, operations, legal, accounting, financial reporting and investor relations. Our sub-advisor is equipped to provide these services to us through our Phillips Edison sponsor’s fully integrated platform with a team of over 280 dedicated associates in the areas of property acquisitions, due diligence, finance, accounting, leasing, legal, human resources, compliance, technology support and research. Our advisor works jointly with our sub-advisor with respect to the following major decisions: decisions with respect to the retention of investment banks, marketing methods with respect to this offering, the extension, termination or suspension of this offering, the initiation of a follow-on offering, mergers and other change-of-control transactions, and certain significant press releases, in each case, subject to the direction of our board of directors. Before their respective resignations, Mr. Schorsch, as chief executive officer of our advisor, and Mr. Block, as chief financial officer of our advisor, would have been obligated to provide consulting services to our sub-advisor and us with respect to these major decisions.

Upon the occurrence of the events outlined above, our management discussed with our board of directors the nature of the events and any possible adverse impacts such events may have on our company. Our board of directors determined to maintain our relationships with both our advisor and our dealer manager, which are affiliates of our AR Capital sponsor, based on the following considerations: (i) our advisor and our dealer manager are wholly separate entities that are independent of ARCP; and (ii) our sub-advisor utilizes employees of our Phillips Edison sponsor to provide services related to the day-to-day operation of our business, including all accounting and financial reporting services. Our board of directors did recognize that, following the October 29, 2014 announcement, a number of broker-dealer firms that had been participating in the distribution of offerings of public, non-listed REITs sponsored directly or indirectly by our AR Capital sponsor suspended their participation in the distribution of those offerings, including ours. The risks related to these suspensions are disclosed in Supplement No. 25 to the Prospectus. Since October 2014, a number of such broker-dealer firms have recommenced their participation in the distribution of these offerings, including ours.